FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES
MEDIA RELEASE
OVERVIEW OF NEW COMPANY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date September 15, 2004
	By	/s/ Hiroshi Kawashimo (Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1. CANON, TOSHIBA to create joint venture for next-generation flat-screen sed panels (media release)

EDITORIAL CONTACTS:
     Canon Inc.
     Richard Berger
          Tel: +81 (3) 5482-8055
          E-mail: richard.berger@ canon.co.jp

     Andrew Giles
          Tel: +81 (3) 5482-8317
          E-mail: giles.andrew@ canon.co.jp

     Toshiba Corporation
     Junichi Nagaki
          Tel: +81 (3) 3457-2105
E-mail: press@toshiba.co.jp

CANON, TOSHIBA TO CREATE JOINT VENTURE FOR
NEXT-GENERATION FLAT-SCREEN SED PANELS

TOKYO, September 14, 2004—Canon Inc. (President & CEO: Fujio Mitarai) and Toshiba Corporation (President & CEO: Tadashi Okamura) announced today that the two companies have agreed to establish a joint venture in October 2004 for the development, production and marketing of next-generation flat-screen SED (Surface-conduction Electron-emitter Display) panels.

The SED, based on a new type of flat-panel display technology, was created through the merging of Canon’s proprietary electron-emission and microfabrication technologies with Toshiba’s cathode-ray-tube (CRT) technology and mass-production technologies for liquid crystal displays and semiconductors. Like conventional CRT televisions, the SED utilizes the collision of electrons with a phosphor-coated screen to emit light. Electron emitters, which correspond to an electron gun in a CRT television, are distributed in an amount equal to the number of pixels on the display. In addition to high brightness and high definition, the SED delivers exceptional overall image quality—fast video-response performance, high contrast, high gradation levels—and low power consumption.

Canon began research in the field of SED technology in 1986 and, in 1999, began joint development activities with Toshiba with the aim of commercializing an SED product. In light of the progress realized at this stage of the joint development process, Canon and Toshiba, deeming the timing appropriate, agreed upon the establishment of a joint venture. Plans for the new company call for the commercialization of SED panels primarily for large-screen flat-panel televisions, with production scheduled to begin in 2005. Following the initial launch, a mass-production factory will be readied and production volume will be increased.

The flat-panel TV segment is expected to continue displaying growth within the television market. Additionally, the advent of digital Hi-Vision broadcasting and next-generation DVDs, along with digital cameras and video camcorders, is expected to fuel the spread of high-definition, high-quality next-generation content. Amid these developments, Canon and Toshiba aim to firmly establish SED technology as a new type of flat-panel display ideally suited for the display of next-generation high-definition, high-quality images.

-more-

Overview of new company

Company name:	SED Inc.
Date of establishment:	October 2004 (tentative)
Business activities:	Development, production and marketing of SED panels
Address:	22-5 Tamura 9-chome, Hiratsuka City, Kanagawa
President:	Shunichi Uzawa (now Canon Inc. director and Group Executive, SED Development Headquarters)*
Capital:	JPY 1,000.05 million at time of establishment
Equity structure:	Canon: 50.002% / Toshiba: 49.998%
No. of employees:	Approx. 300 (tentative, as of January 2005)

* Mr. Uzawa will serve both posts

# # #

Forward-Looking Statements
These materials contain forward-looking statements. Statements that are not historical facts, including expectations based on assumptions and management decisions, are forward-looking statements based upon information currently available and involve inherent risks and uncertainties. Actual results may differ from those projected or implied in any forward-looking statements.

About Canon Inc.
Canon Inc. (NYSE: CAJ), headquartered in Tokyo, Japan, is a leader in the field of professional and consumer imaging equipment and information systems. Originally established in 1937 as a camera manufacturer, Canon’s extensive range of products includes copying machines, Bubble Jet and laser beam printers, cameras, video equipment, medical equipment and semiconductor-manufacturing equipment. The company has manufacturing and marketing subsidiaries in Japan, the Americas, Europe, Asia and Oceania, and a global R&D network with companies based in the United States, Europe, Asia and Australia. Canon’s consolidated net sales for fiscal 2003 (ended December 31, 2003) totalled $29.9 billion (at an exchange rate of ¥107 = US$1). Visit the Canon Inc. website at: www.canon.com/index.html

About Toshiba Corporation
Toshiba Corporation is a leader in the development and manufacture of electronic devices and components, information and communication systems, consumer products and power systems. The company’s ability to integrate wide-ranging capabilities, from hardware to software and innovative services, assure its position as an innovator in diverse fields and many businesses. In semiconductors, Toshiba continues to promote its leadership in the fast growing system-on-chip market and to build on its world-class position in NAND flash memories, analog devices and discrete devices. Toshiba has approximately 161,000 employees worldwide and annual sales of over US$50 billion. Visit Toshiba’s website at www.toshiba.co.jp/index.htm